**FLOWER TURBINES, INC.**

A Delaware corporation



**ANNUAL REPORT**

240 Central Ave., IJ,
Lawrence, New York, 11559
www.flowerturbines.com

This Annual Report is dated December 31, 2020.

# THE COMPANY AND ITS BUSINESS

*This discussion should be read in conjunction with the other sections of this Report, including "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Financial Statements attached and the related exhibits. The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this Report.*

## Introduction

We design, manufacture, and sell small vertical axis wind turbines, which compared with current small wind turbines, are more aerodynamically efficient, emit less noise and vibrations, and are aesthetically designed. We have solved the aerodynamic blade design issues that plague many of our competitors' wind turbines. Our goal is to make our sleek, innovative, and efficient small wind turbines the foundation of a large global renewable energy company. We currently offer, one, three, and six-meter high versions of our wind turbines, that can produce power ranging from a few hundred watts to up to 5,000 watts.



In January 2020, we extended our business into the electric mobility vertical through our acquisition of a product line of charging stations, which include stationary poles, outdoor benches and workstations, which can charge electric bicycles and scooters and other products such as mobile phones through wind, solar, and grid energy. We intend to outfit some of these charging stations with our wind turbines.



**The Current Problem**

Producing clean energy in or near cities is challenging. Solar energy can be inefficient and expensive in areas without a good solar resource. As a result of the size, weight, vibrational and noise output, and aesthetic appearance of most current wind energy producing devices on the market, their installation and operation in urban and suburban settings, including parking lots and on building rooftops, is impractical or prohibited by zoning laws. In addition, in largely populated areas, the high-speed rotation of windmill blades poses safety and environmental concerns for both humans and wildlife.

**Our Solution**

We have designed small and efficient wind turbines that overcome many of these barriers, making the operation, production, and use of wind energy in urban and suburban settings viable. Our turbines offer the following advantages over many of the competing products on the market:

· Small design
· Significantly higher efficiency
· Ability to cluster to reduce cost per unit installation through efficiencies of scale and obtain more energy per square meter
· Low starting speed
· Different sizes for different environments and spaces
· Lower noise and vibration
· Lower maintenance due to lower vibration
· Beautiful and kinetic tulip design
· Significantly lower rotational speed making them safer for humans and animals

 

**The turbines come in different sizes. The red and white turbines in the illustration are a total of 3 meters high. The turbines are also available in heights of 1 and 6 meters.**

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## Our Technology

The efficiency and size of our turbines primarily results from aerodynamic science that increases the efficiency of vertical axis drag-type turbines. Our designs and technology, are the subject of various US and international patents, cover the following art:

- Through segmenting parts of the blade's trailing edge according to a specific formula, our design reduces aerodynamic interference on the trailing edge of the turbine after the wind strikes the blade, resulting in an increase in efficiency.

- Through our tapered design of different degrees of cupping at different heights, which is different from the typical semicircular cup turbine, wind can enter the cups at more angles, making it easier for the turbine to begin spinning from many different wind directions.

- Our drag vertical axis design has a cluster effect, whereby one turbine creates a wind tunnel at a specific distance from the blades that increases the velocity of the wind entering the adjacent turbine if placed within that stream, which, according to preliminary tests, increases power output by 20-50% when two turbines are properly positioned.



- Fluid dynamics in our designs combines internal air space, blade overlap, blade extension, blade diameter, and tip speed ratios, in a manner that we believe makes our turbines more efficient than other small wind turbines on the market.

- Our patent pending process for adding an aerodynamic spoiler to rooftops on which our wind turbines are installed ameliorates the problem of the building's vertical surface which has the effect of scattering the wind force.

In addition, our turbines can reduce transmission cost, through balancing the energy grid load at times when solar systems are not generating power, thereby decreasing the operational cost while increasing power production.

## Our Products

### Wind & Sun Charging (Type ZW)

This model is a stand-alone charging station that produces its own electricity with the help of a solar panel and a small version (1 meter) of our Flower Turbine. The energy is then stored within the unit, ready to charge your bicycle, scooter, or mobility scooter. This model is equipped with two power sockets that provide one hour of electricity for each user. Due to its height (4.15 meters) and design, it is very easy to find.



**Charging pole (SL)**



Thanks to its sturdy design, the charging pole is ideal for cities. The standard version comes with 2 child-proof and water-proof power sockets. Because it is connected to the grid, it is very simple to use; just plug in and charge. This model is also available with 4 power sockets and USB ports to charge all your devices while you are on the move.

**Wall and drive-in Charging (Type WL)**



This simple and discrete model comes with 3 charging sockets and can be placed on the wall or integrated into a bicycle rack. These models are ideal for companies and clubs that want to facilitate the mobility of their customers and employees.

**Charging Bench**



This solid bench is ideal for public spaces. It is a stand-alone charging station integrated with a semi-transparent solar panel and 4 charging points that can fit 2 USB ports each, suitable for any electronic device.

**Sun Charging (Type Z)**



The small brother of the ZW model is a great alternative for those who want a simpler version and have lower energy requirements. This is a stand-alone charging station, meaning that it does not need to be connected to the grid. The energy is produced by a solar panel and then stored within the unit, available at the push of a button.

**Research and Development**

We have been through several cycles of research and development, including computer simulation, patent development, and engineering. Our research and development activities are conducted in the US, Israel, and the Netherlands, both internally and with the assistance of high-level external engineers, an academic institution, and engineering agencies to assure our products comply with applicable regulations.

**Production**

We have outsourced the manufacturing and assembly of our products to various manufacturers located in the Netherlands and are currently exploring alternative manufacturing and assembly options in the US. We currently offer, one, three, and six-meter high versions of our wind turbines, that can produce power ranging from a few hundred watts to up to 5,000 watts. The blades for each size are constructed from molds for composite materials. We have also commenced manufacturing our charging stations.

**The Market**

The global Small Wind Turbines market size is expected to gain market growth in the forecast period of 2020 to 2025, with a CAGR of 17.4% in the forecast period of 2020 to 2025 and is expected to reach USD $316.7 million by 2025, from USD $166.6 million in 2019. https://www.marketwatch.com/press-release/small-wind-turbines-market-size-growing-at-174-cagr-to-hit-usd-3167-million-by-2025-2020-08-18. Flower Turbines is clearly in a high growth market and has the opportunity to increase the size of that market and its growth rate by specifically targeting the underserved markets of location close to people and close to or on buildings because of the combination of quiet and efficiency. Small wind turbines comprise a wide range of wind turbines ranging from micro turbines, to residential turbines and mini turbines. The wind turbines used in these end use applications have power ratings ranging from a few watts to 1,000 watts. Small wind turbines include wind turbines up to 15 meters in diameter. Although vertical axis wind turbines have witnessed rapid growth in the global small wind power market, most of the small wind turbines currently on the market, are conventional horizontal axis wind turbines.

The market for renewable energy is rapidly growing. Small turbines are projected to hit a compound annual growth rate of almost 10% over the next five years, and annual revenue from the small turbine sector is projected to reach $400M in 2024, growing 42.5% in just five years. Bloomberg predicts (https://www.renewableenergyworld.com/2019/06/20/bloomberg-predicts-wind-and-solar-will-power-half-the-world-and-bag-9-trillion-investment/) that wind and solar will power half the world's grid by 2050 and receive $9 trillion of investment.

The charging station market depends on sales of electric bicycles and scooters. A recent report from Deloitte estimates that 300 million electric bikes will be on the world's roads by 2023, which is 50% more than today. See https://www2.deloitte.com/content/dam/insights/us/articles/722835_tmt-predictions-2020/DI_TMT-Prediction-2020.pdf.



Source: Secondary Research, Expert Interviews, Company Presentations, and MarketsandMarkets Analysis

Wind is very available in many parts of the world. We advocate using a combination of both wind and solar in order to provide better coverage over 24 hours. In areas such as Texas where wind is more frequent at night, the proportion of solar to wind might be higher for a particular building. The following is a conceptual illustration of how solar and wind could work together:



## Competition

We compete with other manufacturers of wind turbines, and other alternative energy providers such as solar technology. We believe that our turbines provide more than economic value for the customers—something that was often missing with other small turbines.

## Marketing and Sales

We intend to continue to build an in-house sales team to sell our turbines and charging stations directly and are seeking partnerships with resellers. We are exploring developing a leasing program similar to those commonly used in the solar industry.

We intend to focus marketing our wind turbines in selected markets in the United States and abroad characterized by high winds and high electricity prices, such as the east and west coasts of the United States, the Midwest, Hawaii and the North Sea and Baltic Sea adjacent countries in Europe. We intend to focus marketing our power stations in flat areas of Europe, such as the Netherlands, Belgium, Germany, and Denmark, and in other cities worldwide.

## Employees

We currently have one full-time employee in the United States. Flower Turbines B.V., our Netherlands subsidiary, has four full-time employees and five part-time employees. We also use various independent contractors for engineering, project management, marketing, sales and administrative services.

## Government Regulation

We are subject to various federal, state, and foreign governmental regulations related to manufacturing, marketing and sale of our products, such as health and safety codes, environmental laws and zoning laws.

*Occupational Safety and Health Administration*

Our operations are subject to regulation of health and safety matters by the U.S. Occupational Safety and Health Administration. We believe that we take appropriate precautions to protect our employees and third parties from workplace injuries and harmful exposure to materials handled and managed at our facilities. However, claims asserted in the future against the Company for work-related injury or illnesses could increase our costs.

*Environmental*

Our operations are subject to numerous federal, state and local environmental laws and regulations. Although it is our objective to maintain compliance with these laws and regulations, it may not be possible to quantify with certainty the potential impact of actions regarding environmental matters, particularly remediation and other compliance efforts that we may undertake in the future.

*Certifications*

There is a possibility that certain tax credits depend on having third party certification of the turbines' power curve over a 6-month period by certain accredited organizations. We are tentatively planning to seek such certification. The inverter, which allows the electricity to be synchronized with the grid, usually requires UL certification for on-grid uses. Off the shelf products with UL certification are available.

Certain countries offer benefits for certification of turbines. An independent body measures the turbine's output at different wind speeds for 6 months and creates a power curve of wind speed versus power output. While there are significant expenses in obtaining such certifications, the benefits include access to government subsidies or tax deductions for the turbines. These regulations can change every year.

## Intellectual Property

We hold or license an aggregate of 24 patents and patent applications issued by various jurisdictions, fourteen of which are issued patents. We also own or license various domain names and trademarks or trademark applications, which include "Flower Turbines", "Flower Power", "Tulip Power," "Wind Tulip" and "Charge To Go". We also hold various trade secrets related to the manufacturing and construction of our turbines. *See "Risk Factors - Our intellectual property could be unenforceable or ineffective."*

**Property**

We lease approximately 2,350 square feet of office and warehouse space at RDM, Scheepsbouwweg 8, C4, Innovation Dock, 3089JW Rotterdam, Netherlands, in exchange for $1,039 per month. We also lease a 625 square foot office space in Lawrence, New York for $788 per month. The lease term commenced November 1, 2019 and expires on October 31, 2020.

**Legal Proceedings**

We are not involved in any litigation, and our management is not aware of any pending or threatened legal actions.

**Previous Offerings**

Between August 6, 2018 and December 24, 2019, we sold 105,937 shares of common stock in exchange for $10 per share under Regulation Crowdfunding.

**Current Offering**

We are currently engaged in a Regulation A+ offering in which we are seeking to raise $14,000,000 for through the offering up to 200,000 shares of our Common Stock for $70.00 per share, and up to 40,000 Bonus Shares.

# RISK FACTORS

Investing in the Shares involves risk. In evaluating us and an investment in the Shares, careful consideration should be given to the following risk factors, in addition to the other information included in this offering Circular. Each of these risk factors could materially adversely affect our business, operating results, or financial condition, as well as adversely affect the value of an investment in the Shares. The following is a summary of the risk factors that we currently believe make this offering speculative or substantially risky. We are still subject to all the same risks faced by all companies in our industry, and to which all such companies in the economy are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as cyber-security). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

### *We depend on certain key personnel and must attract and retain additional talent.*

Our future success depends on the efforts of key personnel and consultants, especially our chief executive officer, chief financial officer, secretary and sole director, Dr. Mark Daniel Farb. As we grow, we will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and our performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire, and retain the right talent or make too many hiring mistakes, it is likely that our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

### *The success of our business is highly correlated to general economic conditions.*

Demand for our products is highly correlated with general economic conditions, as a substantial portion of our revenue is derived from discretionary spending, which typically declines during times of economic instability. Declines in economic conditions in the United States or in other countries in which we operate and may operate in the future may adversely impact our financial results. Because such declines in demand are difficult to predict, we or our industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products. Our ability to grow or maintain our business may be adversely affected by sustained economic weakness and uncertainty, including the effect of wavering consumer confidence, high unemployment, and other factors. The inability to grow or maintain our business would adversely affect our business, financial conditions, and results of operations, and thereby an investment in our common stock.

### *Natural disasters and other events beyond our control could materially adversely affect us.*

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our products to our customers and could decrease demand for our products. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic.

The ongoing COVID-19 pandemic and any preventative or protective actions that governmental authorities or we may take in response to the pandemic may have a material adverse effect on our business or the business of our customers, suppliers, or distribution channels, including additional business shutdowns, reduced operations, restrictions on shipping, reduced consumer demand, or the ability of our customers to make payments. In addition, preparing for and responding to the ongoing pandemic could divert management's attention from our key strategic priorities, increase costs as we prioritize the health and safety of our employees, cause us to reduce, delay, alter, or abandon strategic initiatives that may otherwise increase our long-term value, and otherwise disrupt our business operations. Also, while we believe the employee-safety measures we have implemented or others we may take in the future are temporary, they may continue until after the pandemic is contained and could amplify existing risks or introduce new risks that could adversely affect our business. Furthermore, these safety measures may not be successful in preventing the spread of the virus among our employees and we could face litigation or other claims related to unsafe working conditions, inadequate protection of our employees, or other similar or related claims. Any of these claims, even if without merit, could result in costly litigation or further divert management's attention and resources.

The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles and industry events, and the effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. The effect of COVID-19 may not be fully reflected in our results of operations until future periods, if at all. If the COVID-19 outbreak continues to spread, we may need to limit operations or implement limitations. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

**Developing new products and technologies entails significant risks and uncertainties.**

The failure of our products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

**The growth of our business depends on our ability to finance new products.**

We operate in a rapidly changing industry. Technological advances, the introduction of new products and new design and manufacturing techniques could adversely affect our business unless we are able to adapt to the changing conditions. To remain competitive, we must continue to incur significant costs in product development, equipment, facilities and invest in working capital. These costs may increase, resulting in greater fixed costs and operating expenses.

**We face intense competition, and many of our competitors have substantially greater resources than we do.**

We compete with major international and domestic renewable energy companies, including, GE, Siemens, and Enercon. Some of our current and potential competitors have greater market recognition and customer bases, longer operating histories and substantially greater financial, technical, marketing, distribution, purchasing, manufacturing, personnel, and other resources than we do. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion, and sales of alternative energy products than we can. In addition, many of our competitors are developing and are currently producing products based on new solar energy technologies that may ultimately have costs similar to, or lower than, our projected costs.

**If our products fail to perform as expected, we may have to recall them and our ability to develop, market and sell our products could be harmed.**

Our products may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. There can be no assurance that we will not be required to recall any products in the future. There can be no assurance that we will be able to detect and fix any defects in our products prior to their sale. Any product defects or any other failure of our products to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

**We are exposed to risks associated with product liability claims in the event that the use or installation of our products results in injury or damage.**

Since our products are electricity-delivering devices and our turbines have fast moving blades, it is possible that users or services providers, could be injured or killed by our products, whether by product malfunctions, defects, improper installation or other causes. As a manufacturer of products that are used by consumers, we face an inherent risk of exposure to product liability claims or class action suits in the event that the use of the products we sell or install results in injury or damage. Moreover, to the extent that a claim is brought against us we may not have adequate resources in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and, if our insurance protection is inadequate, to the extent we hold applicable insurance coverage, could require us to make significant payments.

*We could incur substantial costs to comply with environmental, health and safety ("EHS") laws and regulations and to address violations of or liabilities under these requirements.*

Our operations are subject to a variety of EHS laws and regulations in the jurisdictions in which we operate and sell products governing, among other things, health, safety, pollution and protection of the environment and natural resources, including the use, handling, transportation and disposal of non-hazardous and hazardous materials and wastes, as well as emissions and discharges into the environment, including discharges to air, surface water, groundwater and soil, product content, performance and packaging. We cannot guarantee that we have been, or will at all times be, in compliance with such laws and regulations. Changes in existing EHS laws and regulations, or their application, could cause us to incur additional or unexpected costs to achieve or maintain compliance. Failure to comply with these laws and regulations, obtain the necessary permits to operate our business, or comply with the terms and conditions of such permits may subject us to a variety of administrative, civil and criminal enforcement measures, including the imposition of civil and criminal sanctions, monetary fines and penalties, remedial obligations, and the issuance of compliance requirements limiting or preventing some or all of our operations. The assertion of claims relating to regulatory compliance, on or off site contamination, natural resource damage, the discovery of previously unknown environmental liabilities, the imposition of criminal or civil fines or penalties and/or other sanctions, or the obligation to undertake investigation, remediation or monitoring activities could result in potentially significant costs and expenditures to address contamination or resolve claims or liabilities. Such costs and expenditures could have a material adverse effect on our business, financial condition or results of operations. Under certain circumstances, violation of such EHS laws and regulations could result in us being disqualified from eligibility to receive federal government contracts or subcontracts under the federal government's debarment and suspension system.

We also are subject to laws and regulations that impose liability and cleanup responsibility for releases of hazardous substances into the environment. Under certain of these laws and regulations, such liabilities can be imposed for cleanup of currently and formerly owned, leased or operated properties, or properties to which hazardous substances or wastes were sent by current or former operators at our current or former facilities, regardless of whether we directly caused the contamination or violated any law at the time of discharge or disposal. The presence of contamination from hazardous substances or wastes could interfere with ongoing operations or adversely affect our ability to sell, lease or use our properties as collateral for financing. We also could be held liable under third-party claims for property damage, natural resource damage or personal injury and for penalties and other damages under such environmental laws and regulations, which could have a material adverse effect on our business, financial condition and results of operations.

***Our ability to comply with regulatory requirements is critical to our future success, and there can be no guarantee that our businesses are in full compliance with all such requirements.***

As a manufacturer and distributor of wind and other energy industry products we are subject to the requirements of federal, state, local, and foreign regulatory authorities. In addition, we are subject to several authorities setting industry standards. Changes in the standards and requirements imposed by such authorities could have a material adverse effect on us. In the event we are unable to meet any such standards when adopted, our businesses could be adversely affected. We may not be able to obtain all regulatory approvals, licenses, and permits that may be required in the future, or any necessary modifications to existing regulatory approvals, licenses and permits, or maintain all required regulatory approvals, licenses and permits. There can be no guarantee that our businesses are fully compliant with such standards and requirements.

***The U.S. wind energy industry is significantly impacted by tax and other economic incentives. A significant change in these incentives could significantly impact our results of operations and growth.***

The U.S. wind energy industry is significantly impacted by federal tax incentives and state Renewable Portfolio Standards ("**RPSs**"). Despite recent reductions in the cost of wind energy, due to variability in wind quality and consistency, and other regional differences, wind energy may not be economically viable in certain parts of the country absent such incentives. These programs have provided material incentives to develop wind energy generation facilities and thereby impact the demand for our products. The increased demand for our products that generally results from the credits and incentives could be impacted by the expiration or curtailment of these programs.

One such federal government program, the production tax credit ("**PTC**"), provides economic incentives to the owners of wind energy facilities in the form of a tax credit. The PTC has been extended several times since its initial introduction in 1992. The FY16 Omnibus Appropriations Bill, passed on December 18, 2015, included a five-year extension and phase-down of the PTC, as well as providing the option to elect the ITC for wind energy projects. As a result, the PTC was extended at full value for projects commenced by the end of 2016, was reduced to 80% of full value for projects commenced in 2017, 60% for projects commenced in 2018, and 40% for projects commenced in 2019. As part of a year-end tax extenders bill in 2019, the PTC was extended for an additional year, allowing for a 60% credit for projects commenced before the end of 2020. Similarly, for the ITC election, projects that started construction in 2015 and 2016 are eligible for a full 30% ITC, and projects that start construction in 2017, 2018 and 2019 are eligible for an ITC of 24%, 18% and 12%, respectively. As before, the rules allow wind energy projects to qualify so long as construction is started before the end of the applicable period and is either completed within three years, or under continuous construction between the start date and completion. The PTC tax benefits are available for the first ten years of operation of a wind energy facility, and applies to significant redevelopment of existing wind energy facilities.

RPSs generally require or encourage state regulated electric utilities to supply a certain proportion of electricity from renewable energy sources or to devote a certain portion of their plant capacity to renewable energy generation. Typically, utilities comply with such standards by qualifying for renewable energy credits evidencing the share of electricity that was produced from renewable sources. Under many state standards, these renewable energy credits can be unbundled from their associated energy and traded in a market system, allowing generators with insufficient credits to meet their applicable state mandate. These standards have spurred significant growth in the wind energy industry and a corresponding increase in the demand for our products. Currently, most states have RPSs in place and certain states have voluntary utility commitments to supply a specific percentage of their electricity from renewable sources. The enactment of RPSs in additional states or any changes to existing RPSs (including changes due to the failure to extend or renew the federal incentives described above), or the enactment of a federal RPS or imposition of other greenhouse gas regulations, may impact the demand for our products. We cannot assure that government support for renewable energy will continue. The elimination of, or reduction in, state or federal government policies that support renewable energy could have a material adverse impact on our business, results of operations, financial performance, and future development efforts.

***Changes to trade regulation, quotas, duties or tariffs, and sanctions caused by changing U.S. and geopolitical policies, may impact our competitive position or adversely impact our margins.***

New tariffs have resulted in increased prices, including with respect to certain steel products, and could adversely affect our consolidated results of operations, financial position, and cash flows. These tariffs, along with any additional tariffs or trade restrictions that may be implemented by the U.S. or other countries, could result in further increased prices and a decreased available supply of steel and other imported components and inputs. We may not be able to pass price increases on to our customers and may not be able to secure adequate alternative sources of steel on a timely basis.

***Risks of borrowing and restrictions on our ability to borrow.***

We currently have various outstanding loans and may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

***Our intellectual property could be unenforceable or ineffective.***

One of our most valuable assets is our intellectual property. We own 5 patents issued by various jurisdictions, and license 7 patents from Dr. Farb, which cover various aspects of our technology. We also license from Dr. Farb various domain names and trademarks, and we hold various trade secrets related to the manufacturing and construction of our turbines. In addition, we plan to explore other opportunities to patent parts of our core technology; however, such patents may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain. In addition, companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market our products, which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign our technology in order to safeguard our competitive edge against competitors. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results.

From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease deploying our products, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our business. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management's attention from our core operations.

*We rely on third parties to provide services essential to the success of our business.*

We rely on third parties to provide a variety of essential business functions for us, including research and development, engineering, manufacturing, shipping, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. Any significant delays or other complications in maintaining our research and development partners, third party manufacturers, or manufacturing our products, including, but not limited to, complications associated with production or supply chain, or regulatory approvals, or any disruptions or failures to maintain our relationships, could materially damage our brand, business, prospects, financial condition, and operating results. There is currently a risk that the coronavirus outbreak in countries around the world may disrupt parts supply. We intend to mitigate this risk through inventory and supply chain management practices.

**If we are unable to adequately control the costs associated with operating our business, our business, financial condition, operating results and prospects will suffer.**

If we are unable to maintain a sufficiently low level of costs for manufacturing, marketing, selling, and distributing our products relative to their selling prices, our operating results, gross margins, business, and prospects could be materially and adversely impacted. Many of the factors that impact our operating costs are beyond our control. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed.

**We do not own all of our intellectual property.**

We have a royalty free license to use certain patents, trademarks, copyrights and other intellectual property rights from Dr. Farb, , all of them pursuant to a 20 year, royalty free, world-wide, exclusive license, and an assignment to Leviathan Energy Wind Lotus, Ltd.,, . Therefore, our investors will not receive any benefits associated with the ownership of such intellectual property rights. Although our license has a term of 20 years, if we were to default under the license agreement and lose our ability to use these patents, trademarks and other intellectual property, it would have a material adverse impact on our business, financial condition, operating results and prospects, and you could lose your investment.

*Terms of subsequent financings may adversely impact your investment.*

In addition to our current Regulation A+ Offering, we may need to engage in common equity, debt, or preferred stock financings in the future. Your rights and the value of your investment in the Shares could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Shares. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

***Because no public trading market for the Shares currently exists, it will be difficult for you to sell the Shares and, if you are able to sell the Shares, you may have to sell them at a substantial discount to the price you paid for the Shares.***

There is no public market for the Shares. Until the Shares are listed on an exchange, if ever, you may not sell your Shares unless the buyer meets the applicable suitability and minimum purchase standards. Therefore, it will be difficult for you to sell your Shares promptly or at all. If you can sell your Shares, you may have to sell them at a substantial discount to the price you paid for the Shares.

***Our sole executive officer and director has voting control.***

As of the date hereof, Dr. Mark Daniel Farb our sole executive officer and director, holds a substantial majority of our Shares, and therefore, controls our voting power. As a result, Dr. Farb is able to control our management and affairs and most matters requiring stockholder approval, including, but not limited to, the election of directors and approval of significant corporate transactions. This concentration of ownership and voting power could have an anti-takeover effect as a potential acquirer may wish to call a special meeting of stockholders for the purpose of considering the removal of directors or an acquisition offer, in which case the investors would not have the right to vote in favor of the same.

***We are not likely to pay cash dividends in the foreseeable future.***

We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

# REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONAND RESULTS OF OPERATION

The following discussion of our financial condition and results of operations for the twelve-month period ended December 31, 2020 (the "**2020 Annual Period**"), and the twelve-month period ended December 31, 2019 (the "**2019 Annual Period**") should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this report.

## Overview

Our predecessor-in-interest, Flower Turbines, LLC, was formed as a New York limited liability company on September 15, 2013, and converted into Flower Turbines, Inc., a Delaware corporation, on December 27, 2019. Our headquarters are in Lawrence, New York. We develop and manufacture wind turbines.

On March 27, 2019, we formed Flower Turbines B.V., a Netherlands company, to sell, install, and develop sustainable energy solutions in the European Union. In January 2020, we extended our business into the electric mobility vertical through Flower Turbines B.V.'s acquisition of a product line of charging stations, which include stationary poles, outdoor benches, and workstations, which can charge electric vehicles and other products such as mobile phones. The charging stations generate power through wind, solar, and grid energy. We intend to outfit these charging stations with our wind turbines.

## Results of Operation

Flower Turbines Inc. did not generate any revenue during the 2020 Annual Period or the 2019 Annual Period.

*Operating Expenses*

For the 2020 Annual Period, our operating expenses were $925,081, compared to $545,547, for the 2019 Annual Period.

*Loss from Operations*

For the 2020 Annual Period we had an operating loss of $918,389, compared to an operating loss of $545,547 for the 2019 Annual Period.

*Other Income/Expenses*

For the 2020 Annual Period, we had total other income and expenses of $3, compared to other income and expenses of $15,390 for the 2019 Annual Period.

*Net Loss*

For the 2020 Annual Period we had a net loss of $919,029, compared to a net loss of $530,157 for the 2019 Annual Period. The increase in net loss during 2020, is primarily a result of increased operating expenses during 2020.

## Liquidity and Capital Resources

Since our inception, we have raised over $3,300,000 through various securities offerings, which we have used for operations, including, $1,069,534 from a Regulation CF Campaign we closed in December 2019, and $2,300,000 we have raised in our current Regulation A+ offering as of March 31, 2021. As of December 31, 20120, we had $13,842 in cash, compared to $266,596 as of December 31, 2019.

As of December 31, 2020, we had total liabilities in the amount of4,624, compared to $94,252 in total liabilities as of December 31, 2019.

We will incur significant additional costs in commercializing our products, including, but not limited to, in production, marketing, sales and customer service, and intend to continue to fund our operations through funds received from this Offering. We may also engage in additional debt and/or equity financings as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results.

**Debt**

On November 4, 2019, Flower Turbines B.V., our subsidiary, entered into an unsecured loan agreement with Rabobank, pursuant to which two installments were advanced having in the aggregate principal amount of $56,135, and which mature in 84 months. This first advance was in the amount of $28,068, bears interest at 7.5% per annum, and requires monthly interest payments for 84 months with a final balloon payment on the maturity date. The second advance was in the amount of $28,067, bears interest at 7.5% per annum, requires interest only payments for the first 24 months, principal and interest payments of $468 for the next 60 months, with a final balloon payment on maturity date. Interest expenses for these loans totaled $_ for the year ending December 31, 2020, and the total unpaid principal balances on the loans were $_ as of December 31, 2020.

**Plan of Operations**

Throughout 2021, we intend to concentrate on the industrialization and commercialization of our wind turbines and charging stations and to actualize first projects of the latest models.

The table below outlines significant goals for the next 12 months.

| Estimated Start Date | Task | Estimated Costs |
|---|---|---|
| Q2 2021 | First manufactured products (electronics) ready in US | 200,000 |
| | Testing of small and medium size turbines in wind tunnel with third party supervision | 100,000 |
| | Begin UL and CE certifications | 150,000 |
| Q3 2021 | Continue development of manufactured products in US | 300,000 |
| | Add business development/operations person in US | 200,000 |
| | Expand installations and sales in US | 200,000 |
| Q4 2021 | Continue development of manufactured products in US | 400,000 |
| | New off grid wind product on market in US | 200,000 |
| | Develop website,IT, and support team for increased US sales | 200,000 |
| | Continue UL and CE certifications | 300,000 |
| Q1 2022 | Hire international business development manager | 200,000 |
| | Introduce largest size turbine to US market | 200,000 |
| | Certification activities for turbines | 250,000 |

The extent to which we will be able to complete the milestones outlined above is dependent upon the funds raised in our current Regulation A+ offering. If we do not raise a sufficient amount of funds in the offering, we may not incur all the costs or complete all the milestones outlined above.

# DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information about our executive officers and directors.

**Directors and Executive Officers**

The following table sets forth information about our executive officers and directors.

| Name | Position | Age | Term of Office | Approximate Hours per week for part-time employees |
|---|---|---|---|---|
| Dr. Mark Daniel Farb | Chief Executive Office, Chief Financial Officer, Secretary & Director | 66 | December 2019 – Present | Full Time |
| Roy Osinga | Regional Director EU | 55 | March 2019 – Present | Full Time |

**There are no arrangements or understandings between our executive officers and directors and any other persons pursuant to which the executive officer or director was selected to act as such.**

*Dr. Mark Daniel Farb*, has served as our chief executive officer, chief financial officer, secretary and sole director, since our inception in December 2019. Prior thereto, Dr. Farb served as the Manager of our predecessor-in-interest, Flower Turbines LLC, since its founding in September 2014. In 2006, Dr. Farb founded Leviathan Energy, a group of renewable energy companies in Israel and the U.S. and has been serving as its sole officer and director since its founding. Both Leviathan Energy Hydroelectric and Leviathan Energy Wind Lotus, a predecessor of Flower Turbines, won the prestigious Eurogia label for their work. A strong believer in the importance of ecology and an avid hiker, Dr. Farb is a thought leader in the area of renewable energy. He has filed over 35 patents, written over 100 books, and his small wind invention, the Wind Tulip, a predecessor of our existing products, was featured at Bloomfield Science Museum in Jerusalem as one of Israel's top 45 technologies in 2011. Flower Turbines Inc. was chosen by Pepperdine University Business School as among 30 finalists for the Most Fundable US Companies for 2020 out of 4500 companies researched.

*Roy Osinga*, has served as the Regional Director for our European subsidiary, Flower Turbines B.V., since March 2019. Between October 2017 and December 2019, he served as the Regional Director EU for Flower Turbines, BV, our predecessor entity, through his role as a Business Development Strategist for Eclips Interim Management & Consultancy. Since then, he has been fully employed by Flower Turbines BV. Between January 2011 and January 2017, Mr. Osinga served as the Managing Director for the ECDL Foundation, known as ICDL worldwide, and since 2018, he has served as the liaison with the PortXL Netherlands B.V., startup accelerator program, an accelerator program for companies supplying relevant technology for the maritime sector. A graduate in Business Economics from Erasmus University Business School, Mr. Osinga is experienced at bringing companies to market and has broad international experience.

**Compensation**

The table below reflects the annual compensation of each of the three highest paid persons who were executive officers or directors, during the fiscal year ended December 31, 2020:

| Name | Capacities in which compensation received | Cash Compensation | Other Compensation | Total Compensation |
|---|---|---|---|---|
| Mark Daniel Farb 240 Central Ave., 1J Lawrence, NY 11559 | Chief Executive Officer, Chief Financial Officer, Secretary and Director | $ 15,000 | $ 0 | $ 15,000 |
| Roy Osinga Marconistraat 16, 12th Fl. 3029 AK Rotterdam, Netherlands | Regional Director EU | $ 114,340(1) | $ 0 | $ 114,340 |

(1)  Paid in Euros to Eclipse, an entity owned by Mr. Osinga's wife.

The directors do not receive any compensation for their service as directors.

Flower Turbines B.V. is a party to an Employment Agreement with Mr. Osinga, which was extended on November 9, 2020. The employment agreement, as amended, has a term of five years, which commenced January 1, 2020, and provides for a monthly base salary of €8,000. We also agreed that at such time as we have $500,000 in cash holdings, after payment of all outstanding accounts payables and invoices due for the following 60 days, Mr. Osinga shall receive a bonus of EU$2,000 for each month following December 31, 2020.  The employment agreement, and the amendment thereto, appears as Exhibits to this Report.

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our outstanding voting securities as of March 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding voting securities, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.

| Title of class | Name and address of beneficial owner | Amount and nature of Beneficial ownership | Amount and nature of beneficial ownership acquirable | Percent of class |
|---|---|---|---|---|
| Common Stock | Dr. Mark Daniel Farb 240 Central Ave., 1J Lawrence, NY 11559 | 732,100 | 0 | 79.53% |
| Common Stock | All directors and officers as a group (2 person) | 732,100 | 0 | 79.53% |

# RELATED PARTY TRANSACTIONS

We paid Dr. Farb $50,000 for consulting services for the year ended December 31, 2019. In addition, during 2019, we advanced $2,171 to Dr. Farb for housing expenses in Rotterdam. The advance bears no interest and has no maturity date.

On February 19, 2019, Flower Turbines B.V., our wholly owned subsidiary, and Dr. Farb, entered into a Participation Agreement with PortXL Netherlands, B.V., pursuant to which Flower Turbines B.V., was admitted to a startup accelerator program operated by PortXL. Pursuant to the agreement, Flower Turbines, B.V., agreed that Dr. Farb, and no less than one other designee of Flower Turbines, B.V., would actively participate in the accelerator program for a minimum of three (3) months.

In connection therewith, on May 1, 2019, we and Flower Turbines B.V., entered into a Shareholders Agreement with Dr. Farb, Roy Osinga and PortXL, pursuant to which (1) we agreed to issue PortXL, eight percent (8%) of the capital stock of Flower Turbines, B.V., in exchange for €15,000 in cash and 85,000 in services. In addition, Dr. Farb and Flower Turbines LLC, granted Flower Turbines B.V., a royalty free, irrevocable, unconditional, exclusive and perpetual license to use, in connection with the sale, installation and development of sustainable energy solutions in France, Belgium, Netherlands, Germany, and Denmark, any intellectual property previously or thereafter developed by Dr. Farb or Flower Turbines LLC. Flower Turbines, B.V., also granted PortXL certain anti-dilution rights in connection with the issuance of additional shares of Flower Turbines B.V.'s capital stock at a pre-money valuation of less than €4,000,000. The agreement also includes a drag along right and tag along right, and the right of Flower Turbines, B.V., to repurchase the capital stock issued to PortXL, in exchange for €320,000. On April 10, 2020, Flower Turbines B.V., initiated a repurchase of all its shares of capital stock owned by PortXL Netherlands B.V., in exchange for €45,000, of which €33,750 was paid prior to the closing, and the remaining balance of €11,250 shall be paid January 1, 2021.

Upon formation of Flower Turbines, B.V., Roy Osinga, our Regional Director EU, was issued 4% of the capital stock of Flower Turbines B.V. In addition, pursuant to his employment agreement with us, Mr. Osinga has the right to acquire an additional 3% of the outstanding shares of Flower Turbines, B.V., if it generates at least €500,000 in revenue in Europe during 2020.

In January 2020, Leviathan Energy Wind Lotus, Ltd., an Israeli company, wholly owned and controlled by Dr. Farb, assigned certain patents to us in exchange for $1.00.

In January 2020, Dr. Farb granted us an exclusive, worldwide, royalty free license to use and commercialize various patents, trademarks, copyrights, and domain names related to our business. The term of the license is 20 years. The license agreement appears as Exhibit 6.4 to the Offering Statement for the Regulation A+ Offering.

In exchange for six (6) loans we made to Flower Turbines B.V., between September 2019 and May 2020, Flower Turbines B.V. issued us six Promissory Notes in the aggregate principal amount of $191,850. Each of the Notes accrues interest at a rate of 5% per annum and are due and payable on the earlier of 5 years and the date Flower Turbines B.V. has sufficient capital to repay the loans. Interest only payments are due on each Note on December 31st of each year. In March 2020, Flower Turbines B.V., paid us $10,866 on the initial note.

On February 12, 2020, we entered into an agreement with Flower Turbines B.V., pursuant to which we agreed to transfer to Flower Turbines B.V., our intellectual property related specifically to the European Union, including, but not limited to, patents, trademarks and domain names. Flower Turbines B.V. agreed to pay all costs incurred with respect to such intellectual property. Both parties also agreed that each shall have a royalty free right to use each other's intellectual property. We also agreed to share certain costs and expenses related to the development of intellectual property in the future.

On April 20, 2020, we entered into an agreement with Flower Turbines B.V., pursuant to which we agreed to sell to Flower Turbines B.V., any of our products or components it desires to purchase in exchange for our manufacturing costs plus 7.5%. In addition, Flower Turbines B.V. agreed to sell us any of our products or components it desires to purchase in exchange for its manufacturing costs plus 7.5%. The agreement also provides that Flower Turbines B.V. shall have the exclusive right to sell its products and our products within the European Union, unless otherwise approved by us, and that we have the exclusive right to sell Flower Turbines B.V.'s products anywhere in the world outside of the European Union.

# OUR SECURITIES

Our authorized capital stock consists of 2,500,000 shares of common stock (the "**Shares**"), $0.0001 par value per share. As of December 31, 2020, we had 881,823 shares of common stock outstanding. As of December 31, 2020, we adopted a 2020 Omnibus Incentive Plan. Up to 80,000 shares may be subject to awards under the Plan. To date, we have not issued any awards under the Plan.

The rights of investors in the Shares are governed by our Certificate of Incorporation and the Subscription Agreement, and are described below.

## Certificate of Incorporation

Our Certificate of Incorporation may be amended by our Board of Directors and by the vote of the holders of a majority of the outstanding shares, to increase the number of authorized shares, and there is no limit on the number of shares that may be authorized and issued. The Board of Directors, with the approval of the holders of our Shares, by a majority vote, may also amend the Certificate of Incorporation to create one or more series of preferred stock that have rights, preferences and privileges senior to the rights, preferences and privileges of the Shares.

*Dividends*

The holders of our Shares will be entitled to receive pro rata dividends, if any, declared by our Board of Directors out of legally available funds, however, subject to any preferential right of the holders of any preferred stock that may be authorized and issued in the future.

*Liquidation*

Upon our liquidation, dissolution or winding-up, the holders of our Shares are entitled to share ratably in all assets that are legally available for distribution, however, subject to any preferential right of the holders of any preferred stock that may be authorized and issued in the future.

*Voting Rights*

The holders of our Shares are entitled to one vote per share, however, the holders of Shares issued in our crowdfunding offerings have granted a voting proxy to our chief executive officer, that will limit investors' ability to vote their Shares until the occurrence of events specified in the proxy.

*Inspection Rights.*

The holders of Shares issued in this offering, to the fullest extent permitted by applicable law, have no right to inspect or make copies of our stock ledger, receive a list of stockholders, or our other books and records.

*Other Rights*

The holders of our Shares have no preemptive, subscription, redemption or conversion rights.

## What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares ina "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)          to the Company;
(2)          to an accredited investor;
(3)          as part of an offering registered with the SEC; or
(4)          to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**Valuation**

We sold shares in our most recent Regulation CF campaign at a pre-money valuation of $26,017,770.00. We created our valuation internally based on evaluations of multiple factors including: financial model regarding growth and projections, evaluation of comparable companies at similar stages, a valuation of our IP assets, and an industry multiple.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2021.

**FLOWER TURBINES, INC**

By: _____
    Daniel Farb, Chief Executive Officer

**FINANCIAL STATEMENTS**

# Flower Turbines Inc.
# Balance Sheet
### As of December 31, 2020

|  | Total |
|---|---:|
| **ASSETS** | |
| **Current Assets** | |
| **Bank Accounts** | |
| **10000-101 BA Checking 7051** | 0.00 |
| **10000-102 BA FTinc checking1 6689** | 8,422.21 |
| **10000-103 BA FTinc checking2 6692** | 100.00 |
| **10000-104 BA FTinc savings 1703** | 4,119.85 |
| **10000-105 BA Savings 3238** | 0.00 |
| **10000-106 TFCU checking** | 200.16 |
| **QuickBooks Cash + Envelopes** | 1,000.00 |
| **Total Bank Accounts** | **$ 13,842.22** |
| **Accounts Receivable** | |
| **11000 Accounts Receivable** | 15,313.10 |
| **Total Accounts Receivable** | **$ 15,313.10** |
| **Other Current Assets** | |
| **Reconciliation** | 0.00 |
| **Total Other Current Assets** | **$ 0.00** |
| **Total Current Assets** | **$ 29,155.32** |
| **Other Assets** | |
| **14000 Loan to Flower Turbines BV** | 147,259.10 |
| **Total Other Assets** | **$ 147,259.10** |
| **TOTAL ASSETS** | **$ 176,414.42** |
| **LIABILITIES AND EQUITY** | |
| **Liabilities** | |
| **Current Liabilities** | |
| **Accounts Payable** | |
| **20000-100 Accounts Payable** | 0.00 |
| **Total Accounts Payable** | **$ 0.00** |
| **Credit Cards** | |
| **20000-101 Bank of America Mastercard** | 0.00 |
| **377972594882008 Amex Delta Skymiles** | 0.00 |
| **Total Credit Cards** | **$ 0.00** |
| **Other Current Liabilities** | |
| **20000-103 Customer deposits** | 678.80 |
| **20000-104 Payroll tax payable** | 2,944.72 |
| **Total Other Current Liabilities** | **$ 3,623.52** |
| **Total Current Liabilities** | **$ 3,623.52** |
| **Long-Term Liabilities** | |
| **21000-101 SBA loan** | 1,000.00 |
| **21000-102 Loan from MDF** | 0.00 |
| **Total Long-Term Liabilities** | **$ 1,000.00** |

| | | |
|---|---|---:|
| **Total Liabilities** | $ | 4,623.52 |
| **Equity** | | |
| **30000 Opening Balance Equity** | | 1,772,846.98 |
| **30700 Members Draw** | | 0.00 |
| **32000-100 Members Equity** | | -1,175,440.66 |
| **32000-101 SE Equity Crowdfunding** | | 545,997.14 |
| **32000-102 Investment in Flower Turbines BV** | | -52,583.64 |
| **Net Income** | | -919,028.92 |
| **Total Equity** | $ | 171,790.90 |
| **TOTAL LIABILITIES AND EQUITY** | $ | 176,414.42 |

# Flower Turbines Inc.
# Profit and Loss
### January - December 2020

|  | | Total |
|---|---|---|
| **Income** | | |
| sale | | -3,125.00 |
| Sales | | 21,563.42 |
| **Total Income** | $ | **18,438.42** |
| **Cost of Goods Sold** | | |
| 50000 Cost of Goods Sold | | 11,745.72 |
| **Total Cost of Goods Sold** | $ | **11,745.72** |
| **Gross Profit** | $ | **6,692.70** |
| **Expenses** | | |
| 66000-100 Payroll Expenses | | 16,242.56 |
| 66000-101 Payroll Tax Expenses | | 1,702.16 |
| Accounting | | 45.62 |
| Advertising | | 23,145.82 |
| Auto/car expense | | |
| Auto/car fuel/gas expense | | 211.31 |
| Auto/car repair | | 181.95 |
| Car insurance | | 2,983.53 |
| Car lease | | 2,980.67 |
| **Total Auto/car expense** | $ | **6,357.46** |
| Bank Charges | | 978.73 |
| Business Travel | | |
| Airfare | | 5,212.42 |
| Hotel/Lodging | | 974.63 |
| Parking | | 7.50 |
| Taxi | | 119.99 |
| train | | 533.44 |
| US Customs | | 195.00 |
| **Total Business Travel** | $ | **7,042.98** |
| Consulting | | 118,192.79 |
| Dues and subscriptions | | 2,315.01 |
| Fundraising fees | | 28,655.00 |
| Insurance | | |
| General liability and negligence insurance | | 10,280.33 |
| **Total Insurance** | $ | **10,280.33** |
| Intellectual property | | |
| Copyrights | | 250.00 |
| Patents | | -210.00 |
| 4647/23 | | 5,688.29 |
| 4647/24 | | 1,165.56 |
| 4647/26 | | 368.29 |
| 4647/35 | | 191.69 |

| | | |
|---|---|---:|
| **4647/37** | | 468.40 |
| **4647/39** | | 1,941.00 |
| **4647/48** | | 3,675.16 |
| **4647/49** | | 355.04 |
| **4647/53** | | 200.00 |
| **4647/56** | | 1,427.20 |
| **4647/60** | | 2,287.50 |
| **Total Patents** | $ | **17,558.13** |
| **Trademarks** | | 5,090.76 |
| **Total Intellectual property** | $ | **22,898.89** |
| **Marketing** | | 651.75 |
| **Office Supplies** | | 1,857.75 |
| **Other expenses** | | 443.73 |
| **internet** | | 1,594.65 |
| **Meals** | | 325.64 |
| **phone** | | 917.56 |
| **Website** | | 1,463.86 |
| **Total Other expenses** | $ | **4,745.44** |
| **Postage/shipping** | | 384.81 |
| **Professional** | | 58,786.43 |
| **Rents** | | 9,384.75 |
| **Research and development** | | 610,671.34 |
| **Utilities** | | 741.99 |
| **Total Expenses** | $ | **925,081.61** |
| **Net Operating Income** | -$ | **918,388.91** |
| **Other Income** | | |
| **Interest income** | | 3.42 |
| **Total Other Income** | $ | **3.42** |
| **Other Expenses** | | |
| **Taxes and licenses** | | |
| **Licenses** | | 643.43 |
| **Total Taxes and licenses** | $ | **643.43** |
| **Total Other Expenses** | $ | **643.43** |
| **Net Other Income** | -$ | **640.01** |
| **Net Income** | -$ | **919,028.92** |

# Flower Turbines Inc.
# Balance Sheet
## As of December 31, 2019

|  | Total |
|---|---:|
| **ASSETS** | |
| **Current Assets** | |
| **Bank Accounts** | |
| **10000-101 BA Checking 7051** | 85,714.96 |
| **10000-105 BA Savings 3238** | 150,109.20 |
| **10000-106 TFCU checking** | 1,646.46 |
| **Total Bank Accounts** | $ 237,470.62 |
| **Other Current Assets** | |
| **Reconciliation** | 0.00 |
| **Total Other Current Assets** | $ 0.00 |
| **Total Current Assets** | $ 237,470.62 |
| **Other Assets** | |
| **14000 Loan to Flower Turbines BV** | 68,049.00 |
| **Total Other Assets** | $ 68,049.00 |
| **TOTAL ASSETS** | $ 305,519.62 |
| **LIABILITIES AND EQUITY** | |
| **Liabilities** | |
| **Current Liabilities** | |
| **Accounts Payable** | |
| **20000-100 Accounts Payable** | 0.00 |
| **Total Accounts Payable** | $ 0.00 |
| **Credit Cards** | |
| **20000-101 Bank of America Mastercard** | 0.00 |
| **377972594882008 Amex Delta Skymiles** | 797.70 |
| **Total Credit Cards** | $ 797.70 |
| **Other Current Liabilities** | |
| **20000-104 Payroll tax payable** | 0.00 |
| **Total Other Current Liabilities** | $ 0.00 |
| **Total Current Liabilities** | $ 797.70 |
| **Long-Term Liabilities** | |
| **21000-102 Loan from MDF** | 5,300.00 |
| **Total Long-Term Liabilities** | $ 5,300.00 |
| **Total Liabilities** | $ 6,097.70 |
| **Equity** | |
| **30000 Opening Balance Equity** | 1,431,059.50 |
| **30700 Members Draw** | -12,800.00 |
| **32000-100 Members Equity** | -720,726.25 |
| **32000-101 SE Equity Crowdfunding** | 56,603.08 |
| **Net Income** | -454,714.41 |
| **Total Equity** | $ 299,421.92 |
| **TOTAL LIABILITIES AND EQUITY** | $ 305,519.62 |

Monday, Apr 12, 2021 04:03:35 PM GMT-7 - Accrual Basis

# Flower Turbines Inc.
# Profit and Loss
## January - December 2019

|  | | Total |
|---|---|---:|
| **Income** | | |
| refund | | 2,628.79 |
| sale | | 871.20 |
| **Total Income** | $ | **3,499.99** |
| **Cost of Goods Sold** | | |
| 50000 Cost of Goods Sold | | 7,832.06 |
| **Total Cost of Goods Sold** | $ | **7,832.06** |
| **Gross Profit** | -$ | **4,332.07** |
| **Expenses** | | |
| 66000-100 Payroll Expenses | | 5,336.00 |
| Advertising | | 109,774.71 |
| Auto/car expense | | |
| Auto/car fuel/gas expense | | 184.87 |
| Auto/car repair | | 166.20 |
| Car insurance | | 3,206.20 |
| Car lease | | 3,276.64 |
| **Total Auto/car expense** | $ | **6,833.91** |
| Bank Charges | | 5,538.92 |
| BENEFIT BUSINESS SOLUTIONS | | 3,437.00 |
| Business Travel | | |
| Airfare | | 11,276.98 |
| bicycle | | 31.79 |
| bus | | 59.23 |
| car rental | | 468.48 |
| Hotel/Lodging | | 17,765.40 |
| Parking | | 16.50 |
| Taxi | | 130.33 |
| train | | 1,476.88 |
| US Customs | | 1,839.15 |
| **Total Business Travel** | $ | **33,064.74** |
| BV share expense | | 100.82 |
| Consulting | | 129,832.63 |
| Continuing Education | | 2,010.00 |
| Dues and subscriptions | | 395.52 |
| Fundraising fees | | 6,000.00 |
| Insurance | | |
| General liability and negligence insurance | | 10,165.52 |
| **Total Insurance** | $ | **10,165.52** |
| Intellectual property | | 42,768.98 |
| 4647/28 | | 140.00 |
| 4647/47 | | 870.00 |

| | | |
|---|---|---|
| **4647/50** | | 840.00 |
| **4647/55** | | 1,130.00 |
| **4647/59** | | 2,390.36 |
| **Copyrights** | | 165.00 |
| **Patents** | | 690.00 |
| **4647/23** | | 4,040.81 |
| **4647/24** | | 537.00 |
| **4647/26** | | 831.90 |
| **4647/37** | | 482.24 |
| **4647/39** | | 2,562.05 |
| **4647/48** | | 4,683.04 |
| **4647/49** | | 999.45 |
| **4647/56** | | 3,289.38 |
| **4647/60** | | 650.00 |
| **Total Patents** | $ | **18,765.87** |
| **Trademarks** | | 3,002.25 |
| **Total Intellectual property** | $ | **70,072.46** |
| **Marketing** | | 701.74 |
| **Office Supplies** | | 415.95 |
| **Other expenses** | | 10,373.08 |
| corporate | | 59.00 |
| electricity | | 175.00 |
| internet | | 784.92 |
| Meals | | 618.98 |
| Website | | 2,271.05 |
| **Total Other expenses** | $ | **14,282.03** |
| **Postage/shipping** | | 1,194.75 |
| **Professional** | | 9,000.00 |
| **Research and development** | | 42,234.98 |
| **Total Expenses** | $ | **450,391.68** |
| **Net Operating Income** | -$ | **454,723.75** |
| **Other Income** | | |
| Interest income | | 9.34 |
| **Total Other Income** | $ | **9.34** |
| **Net Other Income** | $ | **9.34** |
| **Net Income** | -$ | **454,714.41** |

**CERTIFICATION**

I, Mark Daniel Farb, Principal Executive Officer of Flower Turbines, hereby certify that the financial statements of Flower Turbines included in this Report are true and complete in all material respects.

*Mark Daniel Farb*

Principal Executive Officer